UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from              to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Morrell & Co. Salaried Employees Incentive Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

John Morrell & Co. Salaried

Employees Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

John Morrell & Co. Salaried Employees Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

May 3, 2006

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2005	2004
Investments	$62,328,628	$60,034,411

Receivables
Participant Contributions	3,633	5,328
Employer Contributions	2,693	2,033
Interest and dividends	—	18,587

Total Receivables	6,326	25,948

Cash	—	1,044

Net assets available for benefits	$62,334,954	$60,061,403

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions to net assets attributed to
Investment Income
Net appreciation in fair value of investments	$1,044,778
Interest and dividends	1,981,739

3,026,517

Contributions
Participant	4,582,656
Employer	1,296,806
Rollover	230,658

Total additions	6,110,120

9,136,637

Deductions from net assets attributed to
Benefits paid to participants	7,038,501
Administrative fees	13,245

Total deductions	7,051,746

Transfers between retirement plans, net	188,660

Net change	2,273,551
Net assets available for benefits
Beginning of year	60,061,403

End of year	$62,334,954

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan

The following description of the John Morrell & Co. Salaried Employees Incentive Savings Plan (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by John Morrell & Co. (Company), a wholly owned subsidiary of Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of the Company who have completed one year of service and have attained the age of eighteen. The Plan excludes employees of IBFO Springdale governed by the terms of a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make additional matching contributions and/or profit sharing contributions at the option of the board of directors. Participants direct the investment of all contributions into various options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on a 5 year vesting schedule.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. Participants are limited to one outstanding loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent above the prime rate at the end of the quarter in which the loan was taken. As of December 31, 2005, interest rates ranged from 5.0 to 10.50 percent.

Payment of Benefits

On termination of service a participant may elect to receive the value of his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2005 forfeited nonvested accounts totaled $23,296. These accounts will be used to reduce employer contributions.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2005		2004
Firstar Institutional Investors Stable Asset Fund, 488,446 units	$	*	$13,442,049
Fidelity Contrafund, 109,937 shares		*	6,237,809
Janus Worldwide Fund, 68,406 shares		*	2,832,700
Strong Government Securities Fund, 455,785 shares		*	4,895,136
Vanguard 500 Index Fund, 84,697		*	9,455,529
Wasatch Core Growth Fund, 124,215 shares		*	5,369,811
Smithfield Foods, Inc. common stock, 111,477 and 111,954 shares, respectively		3,411,208	3,312,719
Smithfield Stable Value Fund, 1,346,460 units		13,755,173	*
Wells Fargo Coll/BGI S&P 500 Index High Balance Fund, 174,199 units		9,227,330	*
Wells Fargo Advantage Small Cap Value Fund, 263,058 shares		7,936,473	*
Wells Fargo Advantage Government Securities Fund, 430,751 shares		4,505,653	*
Wells Fargo Advantage Large Company Core Fund, 464,266 shares		4,257,319	*
Wells Fargo Advantage Capital Growth Fund, 284,435 shares		4,203,516	*
Franklin Templeton Foreign Fund, 259,302		3,287,955	*

*	Investment does not represent 5 percent of net assets available for benefits.

During 2005, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $1,044,778 as follows:

Mutual funds	$417,328
Common collective trusts	566,483
Common stock	60,965

$1,044,778

4.	Related Party Transactions

The Plan invests in certain funds managed by the Trustee or its affiliate, Smithfield Foods, Inc. common stock, and in participant directed brokerage accounts through the Trustee. As of December 31, 2005 and 2004, the Plan held 111,477 and 111,954 shares, respectively, of Smithfield Foods, Inc. common stock.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 18, 2004, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Transfer of Assets

Transfer of assets between plans generally result from an employee, who participates in a Smithfield-sponsored retirement plan, changing employment status requiring a change in which Smithfield-sponsored plan the employee may participate. Transfer activity for the year ended December 31, 2005 is as follows:

Assets transferred to the Plan from Smithfield Foods, Inc. Bargaining 401(k) Plan	$237,2455
Assets transferred to the Plan from Smithfield Foods, Inc. 401(k) Plan	37,171
Assets transferred to Smithfield Foods, Inc. 401(k) Plan from the Plan	(85,756)

$188,660

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

Supplemental Schedule I

John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 36-2332471 Plan 003

December 31, 2005

		Total that constitute non-exempt prohibited transactions
Contributions for plan year	Participant contributions transferred late to the plan for plan year	Contributions not corrected	Contributions corrected outside VFC program	Contributions pending correction in VFC program	Total fully corrected under VFC program and PTE 2002-51
2005	$13,918	$—	$13,918	$—	$—

Late contributions for 2005 were remitted by the plan sponsor in 2005. Lost earnings will be submitted into the plan in 2006.

See report of independent registered accounting firm

Supplemental

Schedule II

John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 36-2332471 Plan 003

December 31, 2005

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
*	Wells Fargo	1,345,460	units of Stable Value Fund	$13,755,173
*	Wells Fargo	174,199	units of BGI S&P 500 Index High Balance Fund	9,227,330
*	Wells Fargo	263,058	shares of Advantage Small Cap Value Fund	7,936,473
*	Wells Fargo	430,751	shares of Advantage Government Securities Fund	4,505,653
*	Wells Fargo	464,266	shares of Advantage Large Company Core Fund	4,257,319
	Wells Fargo	248,435	shares of Advantage Capital Growth Fund	4,203,516
*	Smithfield Foods, Inc.	111,477	shares of common stock	3,411,208
	Franklin Templeton	259,302	shares of Templeton Foreign Fund	3,287,955
	Calamos	32,556	shares of Growth Fund	1,792,510
*	Wells Fargo	108,861	shares of Advantage Outlook Today 2020 I Fund	1,530,580
*	Wells Fargo	101,335	shares of Advantage Outlook Today 2010 I Fund	1,295,064
	Lord Abbett	42,902	shares of Mid-Cap Value Fund	961,441
	Pimco	57,368	shares Total Return Fund	602,365
	MFS	20,001	shares of Value A Fund	463,027
	American Funds	22,011	shares of AMCAP Fund	419,300
	American Century	30,886	shares of Government Bond	323,994
*	Wells Fargo	22,052	shares of Advantage Outlook Today I Fund	227,581
	Dreyfus	4,069	shares of Appreciation Fund	161,758
*	Wells Fargo	7,769	shares of Advantage Outlook Today 2030 I Fund	114,515
*	Wells Fargo	2,630	shares of Advantage Outlook Today 2040 I Fund	42,928
*	Wells Fargo		Personal Choice Retirement Account (self-direct brokerage accounts)	2,245,677
*	Participant loans		Maturing through 2015, interest rates ranging from 5% to 10.50%, collateralized by participant accounts	1,563,261

				$62,328,628

*  - Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN MORRELL & CO.
SALARIED EMPLOYEES INCENTIVE
SAVINGS PLAN

Smithfield Foods, Inc.
(as Plan Administrator)

Date: June 28, 2006	By:	/s/ Daniel G. Stevens
Daniel G. Stevens
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm